SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ANAREN, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032744104
(CUSIP Number)

Hugh D. Evans
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022

Copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

ANVC Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 51
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 51
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 51
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%1
14	TYPE OF REPORTING PERSON

CO
_______________

1 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.    The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

ANVC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 52
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 52
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 52
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%2
14	TYPE OF REPORTING PERSON

OO
_______________

2 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

The Veritas Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 53
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 53
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 53
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%3
14	TYPE OF REPORTING PERSON

PN
_______________

3 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Veritas Capital Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 54
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 54
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 54
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%4
14	TYPE OF REPORTING PERSON

OO
_______________

4 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Ramzi M. Musallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 55
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 55
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 55
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%5
14	TYPE OF REPORTING PERSON

IN
_______________

5 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Hugh D. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 56
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 56
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 56
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%6
14	TYPE OF REPORTING PERSON

IN
_______________

6 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 032744104
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Benjamin M. Polk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 
2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,694,584 SEE ITEM 57
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
	10	SHARED DISPOSITIVE POWER

1,694,584 SEE ITEM 57
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,694,584 SEE ITEM 57
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.7%7
14	TYPE OF REPORTING PERSON

IN
_______________

7 Beneficial ownership of 12.7% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 12.7% beneficial ownership is based on (i) 1,694,584 Shares beneficially owned by the shareholders that are party to the Voting Agreement as of November 4, 2013, and (ii) 13,333,822 Shares reported outstanding as of November 1, 2013 (as represented in the Merger Agreement referred to in this Schedule 13D).  In computing the number and percentage of Shares beneficially owned by each such shareholder, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

SCHEDULE 13D

Introductory Note

This Schedule 13D (this "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "SEC") by ANVC Holding Corp., a Delaware corporation ("Parent"), ANVC Holdings LLC, a Delaware limited liability company ("Parent Holdco"), The Veritas Capital Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company ("Veritas Partners"), Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk in connection with that certain Voting Agreement, dated as of November 4, 2013 (the "Voting Agreement"), by and among Parent, and certain shareholders (each a "Shareholder" and collectively, the "Shareholders") of Anaren, Inc. (the "Company"). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of November 4, 2013 (the "Merger Agreement"), by and among Parent, ANVC Merger Corp., a New York corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company.  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation").

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $0.01 per share, of the Company (the "Shares"). The name of the issuer is Anaren, Inc. The principal executive offices of the Company are located at 6635 Kirkville Rd., Syracuse, New York 13057.

Item 2.  Identity and Background.

(a)	This Statement is being filed by:

(i)	Parent;

(ii)	Parent Holdco;

(iii)	Fund IV;

(iv)	Veritas Partners;

(v)	Ramzi M. Musallam;

(vi)	Hugh D. Evans; and

(vii)	Benjamin M. Polk.

Parent, Parent Holdco, Fund IV, Veritas Partners, Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are referred to herein collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 99.1 for the Reporting Persons' Joint Filing Agreement.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, NY 10022.

(c)
Parent is principally engaged in the business of serving as the sole shareholder of Merger Sub, which was formed for the purpose of consummating the Merger, and Parent has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby. Parent Holdco is principally engaged in the business of serving as the sole stockholder of Parent, which was formed for the purpose of owning Merger Sub and consummating the Merger, and Parent Holdco has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby. Fund IV is the sole member of Parent Holdco and is principally engaged in the operation of an investment fund. Veritas Partners is the general partner of Fund IV and is principally engaged in the business of serving as the general partner of Fund IV.  Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are the Managing Members of Veritas Partners and their principal occupations are to serve as Managing Partner, Partner and Partner, respectively, of Veritas Capital Fund Management, L.L.C.

(d)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Parent is a corporation organized under the laws of the State of Delaware. Parent Holdco is a limited liability company organized under the laws of the State of Delaware. Fund IV is a limited partnership organized under the laws of the State of Delaware. Veritas Partners is a limited liability company organized under the laws of the State of Delaware. Ramzi M. Musallam and each of the other persons referred to in Schedule A hereto is a United States citizen, except for Hugh D. Evans, who is a Canadian citizen.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

 Item 3.  Source and Amount of Funds.

    As more fully described in Item 4 hereof, as an inducement for Parent to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement with Parent pursuant to which each Shareholder agreed to vote certain of their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Shares to which this Statement relates have not been purchased by Parent or Merger Sub, and thus no funds have been used for such purpose.  Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement (and with the permission of the Company's board of directors), the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of the Transaction.

(a) – (j)

 Merger Agreement

As set forth in the Introductory Note, on November 4, 2013, the Company, Parent, and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. As a result of the Merger and subject to certain exceptions, each outstanding share of the Company's common stock will be converted at the closing into the right to receive $28.00 in cash, without interest and less any required withholding taxes.  In connection with consummation of the Merger, each outstanding option to purchase Shares (each, a "Company Option") will automatically be deemed to be exercised on a net share basis (to cover both the exercise price and any withholding taxes associated with the deemed exercise) and Shares resulting from such net exercise will be deemed issued. Immediately after such deemed issuance, each such Share will each automatically be converted into the right to receive $28 in cash, without interest. Parent has obtained equity commitments from Fund IV and has also received debt financing commitments for the transactions contemplated by the Merger Agreement, which are each subject to customary conditions.

The Merger is subject to the approval of the Company’s shareholders, receipt of applicable regulatory approvals (or expiration or termination of the waiting periods with respect thereto) and certain other customary conditions.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, the directors and officers of the Company will be replaced by the directors and officers of Merger Sub.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended in their entirety at the effective time of the Merger to conform to the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger, except that the name of the Surviving Corporation shall be "Anaren, Inc.", in each case, until thereafter changed or amended as provided therein or by applicable Law.

The Shares are traded on the NASDAQ Global Market ("NASDAQ") under the trading symbol "ANEN."  Upon consummation of the Merger pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, the Shares will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.  Parent intends to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination are met.

Voting Agreement

As an inducement for Parent to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement (attached hereto as Exhibit 99.3 and incorporated by reference herein) with Parent.  Pursuant to the Voting Agreement, the Shareholders each have agreed, subject to the termination of the Voting Agreement, to vote the outstanding Shares over which such Shareholder has beneficial ownership and voting control (as indicated on Schedule A to the attached Voting Agreement), plus any Shares acquired by the Shareholder prior to the termination of the Voting Agreement (i) in favor of the adoption of the Merger Agreement and of the transactions contemplated by the Merger Agreement, including the Merger, (ii) against any action or proposal that is intended, or would reasonably be expected, directly or indirectly, to result in (a) a breach of the Merger Agreement or of the Voting Agreement, or (b) any of the conditions to effecting the Merger not being fulfilled and (iii) against actions or proposals involving the Company or any of its subsidiaries that are intended, or could reasonably be expected, to prevent or adversely affect the transactions contemplated by the Merger Agreement, including the Merger.  Each Shareholder has appointed Parent and Parent's designees, and each of them individually, as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each such Shareholder, to vote all of the Shares held by such Shareholder (at any meeting of shareholders of the Company however called or any adjournment or postponement thereof), or to execute one or more written consents in respect of such Shareholder's Shares, in accordance with the immediately preceding sentence.  As of November 4, 2013, the Shareholders beneficially owned in the aggregate 1,694,584 Shares, which was approximately 12.7% of the total outstanding Shares (based on 13,333,822 Shares reported outstanding as of November 1, 2013 in the Company’s Current Report on Form 8-K).  The Shares beneficially owned by  certain Shareholders include Shares underlying outstanding and unexercised stock options.  The Shares underlying the unexercised options (to the extent such options remain unexercised at the time that any vote is being taken or proxy is being exercised to which the Voting Agreement applies) will not be subject to the voting and proxy requirements under the Voting Agreement.

In addition, subject to the termination of the Voting Agreement, the Voting Agreement includes restrictions on the ability of the Shareholders to (among other things), (i) transfer the record or beneficial ownership of the Shares held by such Shareholders, (ii) enter into any voting or similar agreement with respect to Shares held by such Shareholders or (iii) take any actions which could reasonably be expected to have the effect of preventing or adversely affecting the consummation of the Merger or such Shareholder’s ability to perform its obligations under the Voting Agreement.  The Voting Agreement also requires that Shareholders inform Parent of any offers to acquire such Shareholder's Shares, and that such Shareholder shall keep Parent, upon Parent's request, apprised of the status of material discussions or negotiations with respect to any such proposals.

The Voting Agreement and the limited proxy granted thereunder terminates and none of Parent or any Shareholder shall have any rights or obligations under the Voting Agreement upon the earliest of (i) mutual written consent, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the effective time of the Merger.

The cover page of this Schedule 13D refers to 1,694,584 Shares beneficially owned by each Reporting Person with shared voting power and shared dispositive power, representing 12.7% of the total outstanding Shares based on 13,333,822 Shares reported outstanding as of November 1, 2013 in the Company’s Current Report on Form 8-K.  However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreement, none of Parent, the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) Prior to November 4, 2013, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own 1,694,584 Shares (with shared voting power and shared dispositive power) representing 12.7% of the total outstanding Shares, based on 13,333,822 Shares reported outstanding as of November 1, 2013 in the Company’s Current Report on Form 8-K.  However, such percentage and number of Shares may change at or prior to the time of the applicable vote.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

To the Reporting Persons' knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Company with respect to any Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the shares owned by the Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The information contained in Item 2 to this Schedule 13D is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Schedule 13D, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no persons other than the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description

99.1
Joint Filing Agreement, dated November 14, 2013, among ANVC Holding Corp., ANVC Holdings LLC, The Veritas Capital Fund IV, L.P., Veritas Capital Partners IV, L.L.C., Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk

99.2	Agreement and Plan of Merger, dated as of November 4, 2013, by and among, ANVC Holding Corp., ANVC Merger Corp. and Anaren, Inc.

99.3	Voting Agreement, dated as of November 4, 2013, by and among, ANVC Holding Corp. and certain shareholders of Anaren, Inc. listed therein

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ANVC HOLDING CORP.

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Vice President

ANVC HOLDINGS LLC
By: The Veritas Capital Fund IV, L.P., acting as the Majority of Members

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By: Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam

HUGH D. EVANS

By:	/s/ Hugh D. Evans

BENJAMIN M. POLK

By:	/s/ Benjamin M. Polk

SCHEDULE A

 The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens, except for Hugh D. Evans, who is a Canadian citizen.

 ANVC Holding Corp.

Name	Business Address	Present Principal Occupation or Employment
Ramzi M. Musallam Director and President	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.

Hugh D. Evans Director, Vice President and Treasurer	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Joe L. Benavides Director and Secretary	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Principal of Veritas Capital Fund Management, L.L.C.

ANVC Holdings LLC

Name	Business Address	Present Principal Occupation or Employment
Ramzi M. Musallam Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P., sole member of ANVC Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.

Hugh D. Evans Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P., sole member of ANVC Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund IV, L.P.

Name	Business Address	Present Principal Occupation or Employment

Ramzi M. Musallam Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Benjamin M. Polk Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners IV, L.L.C.

Name	Business Address	Present Principal Occupation or Employment

Ramzi M. Musallam Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Benjamin M. Polk Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.